10575 N. 114th Street, Suite 103

Scottsdale, AZ 85259

June 22, 2015

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Mix 1 Life, Inc. Amendment No. 1 to Form S-1 Filed June 5, 2015 File No. 333-204750

Dear Mr. Reynolds:

Mix 1 Life, Inc., an Nevada corporation (the “Company”), has received and reviewed your letter dated June 17, 2015 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 17, 2015.

Prospectus Cover Page

1. We note the language, in bold, on the cover page that states that the “prospectus covers the primary direct public offering of the Company…” Please remove the language on the cover page referring to a primary offering, as the registration statement relates to a secondary offering.

RESPONSE:

We have amended the filing accordingly.

Recent Sales of Unregistered Securities, page II-1

2. Please revise your disclosure of recent sales of securities to reflect your convertible debenture and warrants offerings that closed on May 14, 2015.

RESPONSE:

We have amended the filing to reflect the recent sales of the convertible debenture and warrants.

Description of Securities, page 15

3. Please expand your description of securities to reflect the outstanding convertible debentures and warrants.

RESPONSE:

We have amended the filing to include a full description of the outstanding convertible debentures and warrants.

1

In connection with the Company’s responding to the comments set forth in the June 17, 2015 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

By:	/s/ Cameron Robb
Cameron Robb
President